LISTED FUNDS TRUST
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street | Milwaukee, Wisconsin 53202

May 18, 2020

VIA EDGAR TRANSMISSION

Ryan Sutcliffe
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

RE:     Listed Funds Trust (the “Trust”)
File Nos. 333-215588 and 811-23226
Post- Effective Amendment No. 41 to the Trust’s Registration Statement on Form N-1A
Roundhill Sports Betting & iGaming ETF (the “Fund”)

Dear Mr. Sutcliffe:

This correspondence responds to your comments received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission on April 28, 2020 regarding the Trust’s Post-Effective Amendment No. 41 (the “Amendment”) to its registration statement on Form N‑1A, which was filed via EDGAR on March 10, 2020. For your convenience, your comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.

Comment 1.     In the first sentence under the Fees and Expenses of the Fund, please delete “or sell” from the sentence.

Response:     As the disclosure is consistent with the amendments to Form N-1A adopted in connection with Rule 6c-11, the Trust respectfully declines to make the requested change.

Comment 2.     Please provide the Staff with a completed Fees and Expenses table prior to the effectiveness of the Amendment to the Registration Statement.

Response:     The Fund’s completed fee table is as shown below:

Fees and Expenses of the Fund
This table describes the fees and expenses that you may pay if you buy, hold or sell shares of the Fund (“Shares”). This table and the Example below do not include the brokerage commissions that investors may pay on their purchases and sales of Shares.

Shareholder Fees (fees paid directly from your investment)	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fee	0.75%
Distribution and/or Service (12b-1) Fees	0.00%
Other Expenses[1]	0.00%
Total Annual Fund Operating Expenses	0.75%

1 Estimated for the current fiscal year.
Example
This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The management fee waiver discussed in the table above is reflected only for the first year. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year: $77	3 Years: $240

Comment 3.     Please describe any fee waivers or reimbursement arrangements and provide appropriate details in a footnote in the Prospectus.

Response:     The Fund does not currently intend to implement any fee waiver or reimbursement arrangements.

Comment 4.     If there is no fee waiver, please remove the reference to a fee waiver in the Example.

Response:     The Trust has made the requested change.

Comment 5.     Under the Portfolio Turnover section, please modify the language to state that the Fund is new and does not have any turnover to disclose.

Response:     The Trust has made the requested change.

Comment 6.     In the Principal Investment Strategy section, it states that the Index uses “modified equal-weight,” but the Index methodology says that the Index uses “tiered weighting.” Please reconcile the discrepancy.

Response:     The Trust has revised the Amendment disclosure to use terminology consistent with that used in the Index methodology.

Comment 7.     Please describe Roundhill’s experience as an index provider and, if that experience is limited, please consider disclosing the risk of their limited experience.

Response:     The Trust has included New Index Provider risk disclosure in the Amendment.

Comment 8.     Please confirm the name of the Index is accurate and state which version of the Index the Fund is tracking.

Response:     The name of the Index is the Roundhill Sports Betting & iGaming Index. The Fund will be tracking the total return version of the Index.

Comment 9.     In the definition of “Core Companies,” the Prospectus states: “These companies have other gaming/gambling or technology business units driving their economics, and thus are less affected by the growth of  Sports Betting and/or iGaming Industry than pure-play companies.” In the definition of “Non-Core Companies,” the Prospectus states: “These companies derive the majority of their revenue from gaming/gambling or technology business lines not directly related to the Sports Betting and/or iGaming Industry.” Please clarify these sentences and describe how the Fund will satisfy Rule 35d-1.

Response:     The Trust has clarified the definition of “Core Companies” and “Non-Core Companies.” Currently, each component of the Index is an iGaming company that derives revenue (some more than others) from sports betting. The Fund will satisfy the 80% investment requirement imposed by Rule 35d-1 by investing at least 80% of its assets in the components of the Index.

Comment 10.     Please explain how the Fund’s name will be compliant with Rule 35d-1(a)(2) with respect to investments in the industries suggested by the Fund’s name. Rule 35d-1(a)(2) requires an 80% policy with respect to investments in a particular industry or industries suggested by a fund’s name. A fund may use any reasonable definition to define the securities that comprise an industry and the fund’s Principal Investment Strategy should describe the fund’s criteria for determining whether a security is within a given industry. Specifically, what documents are being screened to determine the different categories and what does the Fund use to determine which bucket an investment goes into?

Response:     The Fund’s Rule 35d-1 policy has been revised to read as follows: The Fund invests, under normal circumstances, at least 80% of its net assets (plus borrowings for investment purposes) in iGaming companies, including those that are engaged in sports betting activities.

To identify whether a company is a pure-play, core or non-core company the Index Provider will screen relevant public company filings, presentations, press releases, etc. using variations of the terms “iGaming” and “sports betting.”

Comment 11.     Supplementally, please explain the following sentence of the Fund’s Principal Investment Strategy: “In the case of an existing component security, the security will not be replaced in the event the corresponding ADR, GDR or foreign security, as applicable, experiences a higher six-month average daily trading value than the existing component security.”

Response:     The Trust has removed this sentence from the Amendment.

Comment 12.     The Fund’s Principal Investment Strategy states: “The Committee’s goal in making these decisions is to maintain the Index’s representation of pure-play companies involved in sports betting and/or iGaming.” If that is the case, please explain why the Core and Non-Core categories exist.

Response:     The different categories exist to allow the Index to classify an iGaming company based on its level of exposure to sports betting and it will ultimately affect the weighting of the companies within the Index.

Comment 13.     The Prospectus states that a “significant portion of the Index was comprised of companies located in the United States, although this may change from time to time.” Please define “significant.”

Response:     As of May 1, 2020, 21% of the Index was comprised on companies located in the United States.

Comment 14.     With respect to the Principal Investment Strategies, there does not appear to be any prominent use of derivatives, does the Fund anticipate using derivatives as part of its investment strategy? If yes, please refer to the Barry Miller Letter to the ICI, dated July 30, 2010 for disclosure regarding principal investment strategies related to derivatives tailored to how the Fund expects them to be used and add appropriate risk disclosure.

Response:     The Fund does not anticipate using derivatives.

Comment 15.     In the Principal Investment Strategy section. the Prospectus states “the Index was concentrated in one or more industries in the consumer discretionary sector.” Please clarify, supplementally, why the primary economic characteristics of the industries within the consumer discretionary sector are not materially different from each other.

Response:     The Trust has revised the Amendment to state that the Index will be concentrated in the casinos and gaming sub-industry within the consumer discretionary sector.

Comment 16.     Significant market events have occurred following the filing of this PEA due to the novel coronavirus (“COVID-19”) pandemic. Please review your disclosures based on how this pandemic has affected both debt and equity markets and revise accordingly. If not, please supplementally explain why no additional disclosure is necessary.

Response:     The Trust has augmented the disclosure in the Amendment accordingly.

Comment 17.     Please re-order the principal risks of the Fund in order of importance rather than alphabetically. Please see ADI 2019-08 - Improving Principal Risks Disclosure.

Response:     The Amendment’s principal risks have been revised to ensure that the risk disclosures are tailored appropriately to the Fund and that the risks the Adviser considers to be the most significant are not obscured or presnted in a manner that could render the disclosure misleading. As a result of such revisions, the Trust notes that the first risk listed is “Sports Betting & iGaming Companies Risk,” which the Adviser believes is the most significant risk for the Fund.

Comment 18.     To the extent that the Fund invests in securities settled outside of a collateralized settlement system, please disclose that there are a limited number of financial institutions that may act as authorized participants that post collateral for certain trades on an agency basis. Please also disclose that to the extent that those authorized participants exit the business or are unable to process creation and/or redemption orders and no other authorized participant is able to step forward, there may be a significantly diminished trading market for the Fund's shares. In addition, please note that this could lead to differences between the market price of the Fund's shares and its net asset value.

Response:     Certain of the Fund's securities may trade outside of a collateral settlement system. However, the Fund believes the Staff’s concerns are addressed in the risk entitled "Authorized Participant, Market Makers, and Liquidity Concentration Risk" which is reproduced below:

Authorized Participants, Market Makers, and Liquidity Providers Concentration Risk. The Fund has a limited number of financial institutions that may act as Authorized Participants (“APs”). In addition, there may be a limited number of market makers and/or liquidity providers in the marketplace. To the extent either of the following events occur, Shares may trade at a material discount to NAV and possibly face delisting: (i) APs exit the business or otherwise become unable to process creation and/or redemption orders and no other APs step forward to perform these services, or (ii) market makers and/or liquidity providers exit the business or significantly reduce their business activities and no other entities step forward to perform their functions.

Comment 19.     In the ETF risk section, please disclose that purchases and redemptions of creation units primarily with cash rather than through in-kind delivery of portfolio securities may cause the Fund to incur certain costs. Also, please disclose that these costs could include brokerage costs for taxable gains and losses that may not have occurred with redemption in-kind. Please further disclose that these costs could be imposed on the Fund and thus decrease the Fund’s net asset value to the extent the costs are not offset by a transaction fee payable by an authorized participant.

Response:     The Fund intends to process purchases and redemptions of creation units primarily in-kind and thus, does not believe the risks related to cash purchases and redemptions are principal risks of the Fund. Therefore, the Trust respectfully declines to insert the risk.

Comment 20.     If the Fund is expected to have any risk related to the trade contracts with China, please provide appropriate disclosure or explain why such disclosure is not necessary.

Response:     The Index currently has no exposure to companies located in China and does not believe that risk related to the trade contracts with China is a principal risk of the Fund. Therefore, the Trust respectfully declines to insert the related risk disclosure.

Comment 21.     If the Fund plans to invest in China A Shares, please provide appropriate risk disclosure on the risk of such investments.

Response:     The Fund does not anticipate investing in China A Shares. Therefore, the Trust respectfully declines to insert the related risk disclosure.

Comment 22.     Under Market Risk, please define “factors.”

Response:     The Trust has removed Market Risk from the Amendment as it believes it was redundant of Equity Risk.

Comment 23.     The Staff notes the Amendment includes a Sports Betting Companies Risk, but does not include an iGaming Risk. Please include an iGaming Risk, or, if deemed unnecessary, please explain why not.

Response:     The Trust has revised the Sports Betting Companies Risk and expanded it to include iGaming Risk.

Comment 24.     In the Sports Betting Companies Risk section, the Prospectus states: “The sports betting industry is characterized by an increasingly high degree of competition among a large number of participants including from illegal or unregulated companies.” Please review the sentence and determine if the phrase should be “illegal activity.”

Response:     The Trust has revised the language accordingly.

Comment 25.     Under “Additional Information About the Fund - Investment Objective,” please describe the Fund’s investment objective pursuant to Item 9(a) and (b) of Form N-1A. In addition, please describe how the Fund intends to achieve its investment objective.  In addition, please provide the Fund’s principal investment strategy and how the Adviser decides which securities to buy and sell as required under Item 9(b)(1) and (2) of Form N-1A. In addition please include a discussion of concentration in the Fund’s Principal Investment Strategy pursuant to Item 9(b). If the Trust does not believe it is necessary, please explain.

Response:     The Registrant believes the Fund’s current Item 4 disclosure is a complete and appropriate discussion of the Fund’s objective and principal investment strategies, including its buy and sell strategies and concentration policy. The Registrant notes that General Instruction 3(a) to Form N-1A states that “[i]nformation that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus.” Therefore, consistent with Form N-1A instructions, the information is not repeated in response to Item 9 with respect to the Fund.  Accordingly, the Registrant has not revised either the Item 4 or Item 9 disclosure.

Comment 26.     The 80% policy in Item 4 does not match its 80% policy in Item 9. Please make these disclosures consistent.

Response:      The Trust has revised the Amendment accordingly.

Comment 27.     Under the Investment Restrictions in the SAI, in the second list of restrictions, why is there a number 2 as number 2 should be covered by number 3.

Response:      The Trust has revised the Amendment accordingly.

Comment 28.     In Part C of the Amendment, please include hyperlinks for all exhibits and documents incorporated by reference.

Response:     The Trust confirms that hyperlinks for all exhibits and documents incorporated by reference will be included in Part C of the Amendment.

Comment 29.     Please provide the Index License Agreement of Sub-License Agreement to which the Fund is a party.

Response:     The Trust notes that the Index is provided by the Adviser for use by the Fund. Because the Fund is not a party to any licensing or sub-licensing agreement with the Adviser, the Trust does not have an applicable agreement to file as an exhibit to its registration statement. Despite the absence of a written license agreement, the Trust confirms that the Adviser is providing the Index and related intellectual property at no cost to the Fund.

Comment 30.     Please consider adding the information from Section 1.6 of the Methodology into Item 9 of the Prospectus. Specifically, please include a reasonable explanation of the aggregate ownership cap in Item 9.

Response:     The Trust has revised the Amendment as suggested.

Comment 31.     In the Index methodology it states that each component of the Index will have a market capitalization of at least $50 million. Please disclose this in Item 4 of the Prospectus.

Response:     The Trust has revised the Amendment disclosure in Item 4 as requested.

* * *

If you have any questions or require further information, please contact Kent Barnes at (414) 765-6511 or kent.barnes@usbank.com.

Sincerely,

/s/ Kent P. Barnes
Kent P. Barnes
Secretary